UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 11, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

March 11, 2015

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-200212) (the “Registration Statement”), including the Prospectus dated November 14, 2014, the Product Supplement dated November 17, 2014 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Prospectus Supplement dated November 17, 2014 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated November 17, 2014 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated November 17, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Final Terms Supplement dated March 6, 2015 relating to the TWTR Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 6, 2015 relating to the GILD Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 6, 2015 relating to the AAPL Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 6, 2015 relating to the AMZN Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 6, 2015 relating to the CELG Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 6, 2015 relating to the FB1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 6, 2015 relating to the FB2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 6, 2015 relating to the GM Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 6, 2015 relating to the MU Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 6, 2015 relating to the UAL Securities (as defined in Annex A hereto) and the Final Terms Supplement dated March 6, 2015 relating to the WBA Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated March 11, 2015 representing the TWTR Securities, (d) the Global Security dated March 11, 2015 representing the GILD Securities, (e) the Global Security dated March 11, 2015 representing the AAPL Securities, (f) the Global Security dated March 11, 2015 representing the AMZN Securities, (g) the Global Security dated March 11, 2015 representing the CELG Securities, (h) the Global Security dated March 11, 2015 representing the FB1 Securities, (i) the Global Security dated March 11, 2015 representing the FB2 Securities, (j) the Global Security dated March 11, 2015 representing the GM Securities, (k) the Global Security dated March 11, 2015 representing the MU Securities, (l) the Global Security dated March 11, 2015 representing the UAL Securities, (m) the Global Security dated March 11, 2015 representing the WBA Securities, (n) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011, (iii) December 9, 2011, (iv) May 8, 2014 and (v) November 14, 2014, related to the establishment of the Company’s medium-term note program and (o) the Officers’ Certificate dated November 14, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (o) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLPP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Absolute Return Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Twitter, Inc.) (the “TWTR Securities”)	$105,000.00
Trigger Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Gilead Sciences, Inc.) (the “GILD Securities”)	$113,000.00
Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Apple Inc.) (the “AAPL Securities”)	$274,000.00
Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Amazon.com, Inc.) (the “AMZN Securities”)	$266,000.00
Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Celgene Corporation) (the “CELG Securities”)	$127,000.00
Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of Facebook, Inc.) (the “FB1 Securities”)	$125,000.00
Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Facebook, Inc.) (the “FB2 Securities”)	$256,000.00
Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of General Motors Company) (the “GM Securities”)	$266,000.00
Trigger Phoenix Autocallable Optimization Securities due March 14, 2016 (Linked to the common stock of Micron Technology, Inc.) (the “MU Securities”)	$197,000.00
Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of United Continental Holdings Inc.) (the “UAL Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due March 13, 2017 (Linked to the common stock of Walgreens Boots Alliance Inc.) (the “WBA Securities”)	$1,500,000.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

March 11, 2015

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-200212) (the “Registration Statement”), including the Prospectus dated November 14, 2014, the Product Supplement dated December 10, 2014 relating to the Airbag Autocallable Yield Optimization Notes, the Product Supplement dated November 17, 2014 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Autocallable Optimization Securities, the Pricing Supplement dated March 6, 2015 relating to the MDVN Securities, PANW Securities and RRC Securities (each, as defined in the Annex A hereto), the Pricing Supplement dated March 6, 2015 relating to the LNKD Securities and TRN Securities (each, as defined in the Annex A hereto) and the Pricing Supplement dated March 6, 2015 relating to the IWM Securities (as defined in the Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated March 11, 2015 representing the MDVN Securities, (d) the Global Security dated March 11, 2015 representing the PANW Securities, (e) the Global Security dated March 11, 2015 representing the RRC Securities, (f) the Global Security dated March 11, 2015 representing the LNKD Securities, (g) the Global Security dated March 11, 2015 representing the TRN Securities, (h) the Global Security dated March 11, 2015 representing the IWM Securities, (i) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011, (iii) December 9, 2011, (iv) May 8, 2014 and (v) November 14, 2014 related to the establishment of the Company’s medium-term note program and (j) the Officers’ Certificate dated November 14, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (j) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Autocallable Yield Optimization Notes due March 11, 2016 (Linked to common stock of Medivation, Inc.) (the “MDVN Securities”)	$4,572,000.00
Airbag Autocallable Yield Optimization Notes due March 11, 2016 (Linked to common stock of Palo Alto Networks, Inc.) (the “PANW Securities”)	$1,170,000.00
Airbag Autocallable Yield Optimization Notes due March 11, 2016 (Linked to common stock of Range Resources Corporation) (the “RRC Securities”)	$1,219,000.00
Contingent Absolute Return Autocallable Optimization Securities due March 15, 2016 (Linked to the common stock of LinkedIn Corporation) (the “LNKD Securities”)	$855,400.00
Contingent Absolute Return Autocallable Optimization Securities due March 15, 2016 (Linked to the common stock of Trinity Industries, Inc.) (the “TRN Securities”)	$4,513,500.00
Trigger Autocallable Optimization Securities due March 10, 2017 (Linked to the shares of the iShares® Russell 2000 ETF) (the “IWM Securities”)	$8,908,250.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

March 11, 2015

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Securities LLC (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-200212) (the “Registration Statement”), including the Prospectus dated November 14, 2014, the Product Supplement dated November 18, 2014 relating to the Contingent Income Auto-Callable Securities, the Pricing Supplement dated March 6, 2015 relating to the APC Securities (as defined in the Annex A hereto) and the Pricing Supplement dated March 6, 2015 relating to the GILD Securities (as defined in the Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated March 11, 2015 representing the APC Securities, (d) the Global Security dated March 11, 2015 representing the GILD Securities, (e) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011, (iii) December 9, 2011, (iv) May 8, 2014 and (v) November 14, 2014 related to the establishment of the Company’s medium-term note program and (f) the Officers’ Certificate dated November 14, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (f) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Income Auto-Callable Securities due March 9, 2018 (Linked to the common stock of Anadarko Petroleum Corporation) (the “APC Securities”)	$9,881,260.00
Contingent Income Auto-Callable Securities due March 10, 2016 (Linked to the common stock of Gilead Sciences, Inc.) (the “GILD Securities”)	$5,827,080.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 11 March 2015